Third Quarter 2014 Conference Call

E. Scott Santi, President & CEO
Michael M. Larsen, Senior Vice President & CFO
John Brooklier, Vice President, Investor Relations
Aaron Hoffman, Vice President, Investor Relations

October 21, 2014

FORWARD LOOKING STATEMENTS

Safe Harbor Statement

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding the expected impact and timing of strategic initiatives and related benefits, future financial performance, operating performance, growth in free operating cash flow, organic and total revenue growth, operating margin growth, growth in diluted income per share from continuing operations, restructuring expenses and related benefits, tax rates, exchange rates, timing and amount of share repurchases, end market economic conditions, and the Company's related 2014 guidance. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-Q for the second quarter of 2014.

Non-GAAP Measures

The Company uses certain non-GAAP measures in discussing the Company's performance. The reconciliation of those measures to the most comparable GAAP measures are detailed in ITW's press release for the third quarter of 2014, which is available at www.itw.com, together with this presentation.

Q3 2014 Financial Summary

Q3 2014 Actuals

EPS +42%



EPS
$0.90
$1.28
Total Revenue
$3.6B
$3.7B
Q3'13
Q3'14

	Q3'13	Q3'14	
Operating Margin	19.0%	20.9%	+190 bps
ROIC*	17.6%	20.1%	+250 bps

Highlights

- Enterprise initiatives contribute 120 bps of margin expansion
- All time record … $772M quarterly operating income
- Total and organic revenue up 3.5% … -1% drag from product line simplification
- 128% Free Operating Cash Flow conversion*
- Repurchased ~$500M shares

Enterprise initiatives and organic revenue growth drive strong results

* See ITW's third quarter 2014 press release for the reconciliation from GAAP to non-GAAP measurements.

Q3 2014 Organic Revenue Growth

Growth by Geography

Organic revenue
+3.5%



4%
3%
3%
5%
1%
North America
Inter- national
EMEA
Asia Pacific
South America

Highlights

- North America up 4%
  - Welding +10%, Automotive OEM +8%, Test & Measurement and Electronics +6% and Food Equipment +6%
- International up 3%
  - Europe up 3% driven by Automotive OEM +9% and Food Equipment +6%
  - Asia Pacific up 5% driven by Automotive OEM +9%, Test & Measurement and Electronics +9% and Construction Products +6%

Organic revenue growth across all major geographies

Q3 2014 Operating Margins

Operating Margins


19.0%
20.9%
Q3'13
Q3'14

	OM%	V bps
Automotive OEM	23.4%	+230
T&M and Electronics	18.7	+240
Food Equipment	23.1	+320
Polymers & Fluids	20.2	+210
Welding	26.2	+80
Construction Products	18.9	+270
Specialty Products	21.3	+20

Key Drivers

	Q3
Enterprise Initiatives	+120 bps
Volume	+80
Price/Cost	+10
Other	(20)
Margin Expansion	**+190 bps**

Margin expansion across all segments … 5 segments improved 200+ bps

Q3 2014 Segment Results

($'s in millions)

By Segment

	Total Revenue		Operating Income	
	Q3'14	VPY%	Q3'14	VPY%
Automotive OEM	$631	7%	$148	19%
T&M and Electronics	586	6%	110	21%
Food Equipment	575	6%	133	23%
Polymers & Fluids	490	-3%	99	8%
Welding	459	5%	120	8%
Construction Products	445	1%	84	18%
Specialty Products	513	1%	109	1%
Intersegment / Unallocated	(7)	-	(31)	-
Total Company	**$3,692**	**4%**	**$772**	**14%**

Automotive OEM

Organic +8%
Total +7%



$589
$631
Q3'13
Q3'14

Total Revenue

+230 bps



21.1%
23.4%
Q3'13
Q3'14

Operating Margin

Dynamics

- Organic revenue growth of 8% vs. WW auto build of 2% due to ongoing innovation/product penetration
- Organic revenue vs. geographic auto builds:
  - Europe: +9% vs. -1%
  - N.A.: +8% vs. +8%
  - China: +12% vs. +8%

Q3 2014 Segment Results

($'s in millions)

Test & Measurement and Electronics

Organic +5%
Total +6%



$555
$586
Q3'13
Q3'14

Total Revenue

+240 bps



16.3%
18.7%
Q3'13
Q3'14

Operating Margin

Dynamics

- Test & Measurement organic revenue: +8%
  - Led by worldwide Instron business: +22%
- Total Electronics organic revenue: +3%
  - Solid +5% growth in Electronic Assembly combined with modest organic growth in Other Electronics

Food Equipment

Organic +5%
Total +6%



$542
$575
Q3'13
Q3'14

Total Revenue

+320 bps



19.9%
23.1%
Q3'13
Q3'14

Operating Margin

Dynamics

- Organic revenue: +5%
- North America: +6%
  - Equipment: +6%
  - Service: +4%
- International: +6%
  - Equipment: +8%
  - Service: +1%

Q3 2014 Segment Results

($'s in millions)

Polymers & Fluids



Organic -2%
Total -3%
$504
$490
Q3'13
Q3'14

Total Revenue



+210 bps
18.1%
20.2%
Q3'13
Q3'14

Operating Margin

Dynamics

- Organic revenue of -2% driven by ongoing product line simplification activity
- Auto Aftermarket organic revenue: -4%
- Polymers organic revenue: -1%
- Fluids & Hygiene organic revenue: -1%

Welding



Organic +5%
Total +5%
$438
$459
Q3'13
Q3'14

Total Revenue



+80 bps
25.4%
26.2%
Q3'13
Q3'14

Operating Margin

Dynamics

- Organic revenue: +5%
- N.A.: +10% driven by strength in equipment sales to industrial and commercial customers
- International: -7%
  - China/Middle East: Delays in onshore pipeline projects
  - Germany: Ongoing product line simplification activity

Q3 2014 Segment Results

($'s in millions)

Construction Products

Organic +2%
Total +1%


$440
$445
Q3'13
Q3'14

Total Revenue

+270 bps


16.2%
18.9%
Q3'13
Q3'14

Operating Margin

Dynamics

- Organic revenue: +2% driven by product line simplification
- Organic revenue by geography:
  - Asia Pacific: +6% as Australia/New Zealand had growth across all sectors
  - N.A.: Mixed at +2% with residential and renovation up and commercial down
  - Europe: -1% largely due to product line simplification activity in France; U.K. continues to be strong

Specialty Products

Organic Flat
Total +1%


$510
$513
Q3'13
Q3'14

Total Revenue

+20 bps


21.1%
21.3%
Q3'13
Q3'14

Operating Margin

Dynamics

- Consumer Packaging: Flat
- Appliance: Flat
- Ground Support: +2%

2014 Financial Guidance

Q4 2014 Guidance

EPS +21% at mid-point



EPS
$0.92
$1.07 - $1.15
Organic: 2-3%
Total: ~Flat
$3.6B
Total Revenue
Q4'13
Q4'14F

- Initiatives contribute ~100 bps of margin expansion
- Expect to repurchase at least $500M of shares

2014 Guidance

EPS +27% at mid-point



EPS
$3.63
$4.57 - $4.65
Organic: 2-3%
Total: 2-3%
$14.1B
Total Revenue
2013
2014F

- Operating margin ~20% … +200 bps margin expansion
- ROIC 18-19% … +200 bps improvement

Good progress in year 2 of ITW's 5 year enterprise strategy

Appendix

Segment Results Q3 2014 vs. Q3 2013

Favorable / (Unfavorable)

Total Revenue	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Organic	7.6%	5.2%	5.3%	(2.0%)	5.0%	2.1%	-
Divestitures	(0.1%)	-	-	-	-	(1.4%)	-
Translation	(0.4%)	0.4%	0.7%	(0.8%)	(0.3%)	0.4%	0.5%
Total Revenue	7.1%	5.6%	6.0%	(2.8%)	4.7%	1.1%	0.5%

Change in Operating Margin	Automotive OEM	T&M and Electronics	Food Equipment	Polymers & Fluids	Welding	Construction Products	Specialty Products
Operating Leverage	110 bps	140 bps	120 bps	(50 bps)	80 bps	60 bps	-
Changes in Variable Margin & OH Costs	80 bps	60 bps	150 bps	280 bps	-	270 bps	90 bps
Total Organic	190 bps	200 bps	270 bps	230 bps	80 bps	330 bps	90 bps
Restructuring	40 bps	20 bps	40 bps	-	-	(60 bps)	(80 bps)
Impairment	-	10 bps	-	(20 bps)	-	-	-
Translation	-	10 bps	10 bps	-	-	-	10 bps
Total Operating Margin Change	230 bps	240 bps	320 bps	210 bps	80 bps	270 bps	20 bps
Total Operating Margin %	23.4%	18.7%	23.1%	20.2%	26.2%	18.9%	21.3%